================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM T-3

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                               -------------------

                  GLOBAL CROSSING NORTH AMERICAN HOLDINGS, INC.
                               (Name of Applicant)
                   See Table of Co-applicant Guarantors Below

                                 200 Park Avenue
                             Florham Park, NJ 07932
                    (Address of Principal Executive Offices)

          Securities to be Issued Under the Indenture to be Qualified:

              Title of Class                          Amount
              --------------                          ------
      11% Senior Secured Notes Due 2006     Aggregate principal amount of
                                                   $200,000,000

                        --------------------------------

     Approximate date of proposed public offering: On, or as soon as practicable after, the effective date of the debtors' joint plan of reorganization.

                        --------------------------------


                                 Mitchell Sussis
                                 Vice President
                  Global Crossing North American Holdings, Inc.
                                 7 Giralda Farms
                                Madison, NJ 07940
                     (Name and Address of Agent for Service)

                                 With copies to:

                 Peter M. Labonski, Esq.    Jeremy W. Dickens, Esq.
                    Latham & Watkins      Weil, Gotshal & Manges LLP
                    885 Third Avenue          767 Fifth Avenue
                New York, New York 10022     New York, NY 10153

     The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

                             Co-applicant Guarantors

--------------------------------------------------------------------------------
                              Guarantor Legal Name
--------------------------------------------------------------------------------
1. ALC Communications Corporation
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2. Ameritel Management, Inc.
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3. Atlantic Crossing Holdings Ltd.
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4. Atlantic Crossing Holdings U.K. Limited
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5. Atlantic Crossing Ltd.
--------------------------------------------------------------------------------
6. Atlantic Crossing II Ltd.
--------------------------------------------------------------------------------
7. Budget Call Long Distance, Inc.
--------------------------------------------------------------------------------
8. Business Telemanagement, Inc.
--------------------------------------------------------------------------------
9. GC Dev. Co., Inc.
--------------------------------------------------------------------------------
10. GC Holding SPV
--------------------------------------------------------------------------------
11. GC Hungary Holdings Vagyonkezelo Korlatolt Felelossegu Tarsasag
--------------------------------------------------------------------------------
12. GC Landing Co. GmbH
--------------------------------------------------------------------------------
13. GC Pacific Landing Corp.
--------------------------------------------------------------------------------
14. GC Pan European Crossing Belgie B.V.B.A.
--------------------------------------------------------------------------------
15. GC Pan European Crossing Danmark ApS
--------------------------------------------------------------------------------
16. GC Pan European Crossing Deutschland GmbH
--------------------------------------------------------------------------------
17. GC Pan European Crossing France S.A.R.L.
--------------------------------------------------------------------------------
18. GC Pan European Crossing Holdings B.V.
--------------------------------------------------------------------------------
19. GC Pan European Crossing Italia S.R.L.
--------------------------------------------------------------------------------
20. GC Pan European Crossing Luxembourg I S.A.R.L.
--------------------------------------------------------------------------------
21. GC Pan European Crossing Luxembourg II S.A.R.L.
--------------------------------------------------------------------------------
22. GC Pan European Crossing Nederland B.V.
--------------------------------------------------------------------------------
23. GC Pan European Crossing Networks B.V.
--------------------------------------------------------------------------------
24. GC Pan European Crossing Norge AS
------- ------------------------------------------------------------------------
25. GC Pan European Crossing Sverige A.B.
------- ------------------------------------------------------------------------
26. GC Pan European Crossing Switzerland GmbH
--------------------------------------------------------------------------------
27. GC Pan European Crossing UK Limited
--------------------------------------------------------------------------------
28. GC SAC Argentina S.R.L.
--------------------------------------------------------------------------------
29. G.C. St. Croix Company, Inc.
--------------------------------------------------------------------------------
30. GC UK Holding Ltd.
--------------------------------------------------------------------------------
31. Geoconference Limited
--------------------------------------------------------------------------------
32. Global Crossing Advanced Card Services, Inc.
--------------------------------------------------------------------------------
33. Global Crossing Bandwidth, Inc.
--------------------------------------------------------------------------------
34. Global Crossing Belgie B.V.B.A
--------------------------------------------------------------------------------
35. Global Crossing (Bidco) Limited
--------------------------------------------------------------------------------
36. Global Crossing Billing, Inc.
--------------------------------------------------------------------------------
37. Global Crossing Communications International Limited
--------------------------------------------------------------------------------
38. Global Crossing Conferencing Limited
--------------------------------------------------------------------------------
39. Global Crossing Conferencing-Canada, Ltd.
--------------------------------------------------------------------------------
40. Global Crossing Cyprus Holdings Limited
--------------------------------------------------------------------------------
41. Global Crossing Danmark ApS
--------------------------------------------------------------------------------
42. Global Crossing Deutschland GmbH
--------------------------------------------------------------------------------
43. Global Crossing Development Co.
--------------------------------------------------------------------------------
44. Global Crossing Employee Services, Inc.
--------------------------------------------------------------------------------
45. Global Crossing Europe Limited
--------------------------------------------------------------------------------
46. Global Crossing France SAS
--------------------------------------------------------------------------------
47. Global Crossing Globalcenter Holdings, Inc.
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48. Global Crossing (Holdco) Limited
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                                        2

--------------------------------------------------------------------------------
49. Global Crossing Holdings Limited
--------------------------------------------------------------------------------
50. Global Crossing Holdings II Ltd.
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51. Global Crossing Holdings USA, LLC
--------------------------------------------------------------------------------
52. Global Crossing Intermediate UK Holdings Limited
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53. Global Crossing International, Ltd.
--------------------------------------------------------------------------------
54. Global Crossing Internet Dial-Up, Inc.
--------------------------------------------------------------------------------
55. Global Crossing Ireland Limited
--------------------------------------------------------------------------------
56. Global Crossing Italia S.R.L. G
--------------------------------------------------------------------------------
57. Global Crossing Ixnet Emea Holdings Limited
--------------------------------------------------------------------------------
58. Global Crossing Latin America & Caribbean Co.
--------------------------------------------------------------------------------
59. Global Crossing Limited
--------------------------------------------------------------------------------
60. Global Crossing Local Services, Inc.
--------------------------------------------------------------------------------
61. Global Crossing Mexicana S.De R.L. De C.V.
--------------------------------------------------------------------------------
62. Global Crossing Nederland B.V.
--------------------------------------------------------------------------------
63. Global Crossing Network Center Ltd.
--------------------------------------------------------------------------------
64. Global Crossing Network Center (UK) Ltd.
--------------------------------------------------------------------------------
65. Global Crossing Norge AS G
--------------------------------------------------------------------------------
66. Global Crossing North America, Inc.
--------------------------------------------------------------------------------
67. Global Crossing North American Holdings, Inc.
--------------------------------------------------------------------------------
68. Global Crossing North American Networks, Inc.
--------------------------------------------------------------------------------
69. Global Crossing Panama Inc.
--------------------------------------------------------------------------------
70. Global Crossing Portfolio Holdings Ltd.
--------------------------------------------------------------------------------
71. Global Crossing Services Europe Limited
--------------------------------------------------------------------------------
72. Global Crossing Services Ireland Limited
--------------------------------------------------------------------------------
73. Global Crossing Sverige AB
--------------------------------------------------------------------------------
74. Global Crossing Switzerland GmbH
--------------------------------------------------------------------------------
75. Global Crossing Telecommunications, Inc.
--------------------------------------------------------------------------------
76. Global Crossing Telecommunications-Canada, Ltd.
--------------------------------------------------------------------------------
77. Global Crossing Telemanagement, Inc.
--------------------------------------------------------------------------------
78. Global Crossing (UK) Internet Services Limited
--------------------------------------------------------------------------------
79. Global Crossing (UK) Telecommunications Limited
--------------------------------------------------------------------------------
80. Global Crossing (UK) Telecommunications Networks Limited
--------------------------------------------------------------------------------
81. Global Crossing USA Inc.
--------------------------------------------------------------------------------
82. Global Crossing Venezuela B.V.
--------------------------------------------------------------------------------
83. Global Crossing Worldwide Customer Help Desk Canada Ltd.
--------------------------------------------------------------------------------
84. Global Marine Cable Systems Pte Limited
--------------------------------------------------------------------------------
85. Global Marine Holdings Bermuda Ltd.
--------------------------------------------------------------------------------
86. Global Marine Systems (Bermuda) Limited
--------------------------------------------------------------------------------
87. Global Marine Systems (Depots) Limited
--------------------------------------------------------------------------------
88. Global Marine Systems (Investments) Limited
--------------------------------------------------------------------------------
89. Global Marine Systems (Japan) Ltd.
--------------------------------------------------------------------------------
90. Global Marine Systems Limited
--------------------------------------------------------------------------------
91. GT Landing Corp.
--------------------------------------------------------------------------------
92. GT Landing II Corp
--------------------------------------------------------------------------------
93. GT Netherlands B.V
--------------------------------------------------------------------------------
94. GT U.K. Ltd.
--------------------------------------------------------------------------------
95. International Exchange Networks SAS
--------------------------------------------------------------------------------
96. International Optical Network Ltd.
--------------------------------------------------------------------------------
97. International Optical Network, L.L.C.
--------------------------------------------------------------------------------
98. Ixnet, Inc.
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
99.  Ixnet UK Limited
-------------------------------------------------------------------------------
100. MAC Landing Corp.
-------------------------------------------------------------------------------
101. Mid-Atlantic Crossing Holdings Ltd.
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102. Mid-Atlantic Crossing Holdings UK Ltd
-------------------------------------------------------------------------------
103. Mid-Atlantic Crossing Ltd.
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104. PAC Landing Corp.
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105. PAC Panama Ltd.
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106. Pan American Crossing Holdings Ltd.
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107. Pan American Crossing Ltd.
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108. Pan American Crossing UK Ltd.
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109. Racal Telecommunications Inc.
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110. SAC Brasil Holding Ltda.
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111. SAC Brasil Ltda.
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112. SAC Chile S.A.
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113. SAC Colombia Limitada
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114. SAC Panama S.A.
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115. SAC Peru S.R.L.
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116. South American Crossing Holdings Ltd.
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117. South American Crossing Ltd.
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118. Subserv Limited
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119. Subserv Pro Limited
-------------------------------------------------------------------------------
120. Subsidiary Telco, LLC
-------------------------------------------------------------------------------
121. US Crossing, Inc.
------- -----------------------------------------------------------------------
122. Vibro Einspueltechnik Dueker Und Wasserbau GmbH
-------------------------------------------------------------------------------

                                    FORM T-3

                                     GENERAL

ITEM 1.  GENERAL INFORMATION.

                  (a) The Applicant is a corporation. Each of the entities set forth on Exhibit T3G-1 is a party to the Indenture as a guarantor (collectively, the "Guarantors"). The form of organization of each of the Guarantors is set forth on Exhibit T3G-1 and is incorporated herein in its entirety by reference.

                  (b) The Applicant was organized under the laws of the State of Delaware. The jurisdiction of organization of each of the Guarantors is set forth on Exhibit T3G-1 and is incorporated herein in its entirety by reference.

ITEM 2.  SECURITIES ACT EXEMPTION APPLICABLE.

                  The Applicant intends to offer, under the terms and subject to the conditions set forth in a Disclosure Statement (the "Disclosure Statement") and an accompanying Plan of Reorganization of Debtors Under Chapter 11 of the Bankruptcy Code (the "Plan"), each filed as an exhibit hereto, 11% Senior Secured Notes due 2006 (the "New Senior Notes") in an aggregate principal amount equal to $200,000,000. The New Senior Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the "Indenture").

                  The New Senior Notes are being offered by the Applicant in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by section 1145 of title 11 of the United States Code, as amended (the "Bankruptcy Code"). Generally, section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (i) the securities are issued by the debtor (or its successor) under a plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Applicant believes that the offer and exchange of the New Senior Notes under the Plan will satisfy such requirements of section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange are exempt from the registration requirements referred to above. For a more complete description of the New Senior Notes, reference is made to the Indenture.

                                  AFFILIATIONS

ITEM 3.  AFFILIATES.

                  An organizational chart showing (i) the Applicant, its corporate parents, and the subsidiaries of its corporate parents and (ii) each of the Guarantors, its corporate parents, and the subsidiaries of its corporate parents, immediately after the consummation of the Plan is attached hereto as Exhibit T3G-2 and is incorporated herein in its entirety by reference. Each subsidiary shown in Exhibit T3G-2 is wholly owned by its parent, unless otherwise noted.

                  Certain directors and executive officers of the Applicant or any Guarantor may be deemed to be "affiliates" of the Applicant or such Guarantor by virtue of their positions with the Applicant or such Guarantor. See
Item 4, "Directors and Executive Officers."

                             MANAGEMENT AND CONTROL

ITEM 4.  DIRECTORS AND EXECUTIVE OFFICERS.

                  (a) The following table sets forth the names of and offices held by all the current directors and executive officers of the Applicant and each of the Guarantors incorporated in the United States. The address for each director and executive officer listed below is c/o Global Crossing North American Holdings, Inc., 200 Park Avenue, Florham Park, NJ 07932.

        Dan O'Brien.............Director and President
        Mitchell Sussis ........Director, Vice President and Secretary
        Dan Enright ............Vice President
        Gary Breauninger .......Vice President
        Michael Shortley .......Vice President
        Neal Panzer ............Treasurer
        David R. Carey .........Vice President
        Richard N. Kappler .....Vice President - Tax
        Kerry Lynch ............Assistant Treasurer
        Dan Piekarczyk .........Assistant Vice President - Tax
        David Sheffey ..........Assistant Secretary
        Daniel James Wagner ....Vice President

                  (b) Exhibit T3G-3, which is incorporated herein in its entirety by reference, states the names of and all offices held by all current directors and executive officers of each Guarantor not incorporated in the United States (the "Foreign Guarantors"). Exhibit T3G-3 sets forth the address for each director and executive officer listed therein.


ITEM 5.  PRINCIPAL OWNERS OF VOTING SECURITIES.

                  (a) As of the date hereof, 100% of the Applicant's common stock is owned by Global Crossing Holdings, Ltd., a Bermuda corporation. Upon effectiveness of the Plan, ownership of the Applicant's common stock will be transferred to Global Crossing Holdings, Limited, a Bermuda corporation. There are no other voting securities of the Applicant.

                  (b) Exhibit T3G-4, which is incorporated herein in its entirety by reference, sets forth certain information regarding each person owning 10% or more of the voting securities as of the date hereof of each of the Guarantors. Except for those Guarantors who are 100% owned by Global Crossing Holdings, Ltd., a Bermuda corporation, and whose securities will be transferred to Global Crossing Holdings, Limited, a Bermuda corporation, the Plan does not contemplate any changes to the holders of the voting stock of the Guarantors.


                                  UNDERWRITERS

ITEM 6.  UNDERWRITERS.

                  Within the three years prior to the date of the filing of this application, no person acted as an underwriter of any securities of the Applicant which were outstanding on the date of this Application.

                  No person is acting as principal underwriter of the securities proposed to be offered pursuant to the Indenture.


                               CAPITAL SECURITIES

ITEM 7.  CAPITALIZATION.

                  (a) The following table sets forth certain information with respect to each authorized class of securities of the Applicant as of October 31, 2003.

           -------------------------------------------- -------------------------- ------------------------------
           Title of Class                               Amount Authorized          Amount Outstanding
           -------------------------------------------- -------------------------- ------------------------------
           Common stock, par value $0.01 per share      3000 shares                1100 shares
           -------------------------------------------- -------------------------- ------------------------------

                  (b) Each share of the Applicant's common stock entitles the holder thereof to one vote on each matter submitted to a vote at all meetings of the Applicant's common shareholders.

                  (c) Exhibit T3G-5, which is incorporated herein in its entirety by reference, sets forth certain information with respect to the authorized class of securities of each of the Guarantors as of October 31, 2003.

                              INDENTURE SECURITIES

ITEM 8.  ANALYSIS OF INDENTURE PROVISIONS.

                  The following is a general description of certain provisions of the Indenture to be qualified. The description is qualified in its entirety by reference to the form of Indenture filed as an exhibit hereto. Capitalized terms used below and not defined herein have the same meanings as in the Indenture.

         Events of Default; Withholding of Notice.

                  Each of the following are Events of Default under the
         Indenture:

                  (a) default for 30 or more successive days in the payment when due of interest on the New Senior Notes;

                  (b) default in the payment when due (at Stated Maturity, upon redemption, upon required repurchase, upon declaration or otherwise) of the principal of or premium, if any, on the New Senior Notes;

                  (c) failure by the Applicant or any of its Restricted Subsidiaries to comply with Indenture provisions with respect to mandatory redemption of the New Senior Notes, change of control and consolidation, merger and sale of property;

                  (d) failure by the Applicant or any of its Restricted Subsidiaries to comply with certain other provisions of the Indenture for 20 or more successive days after notice specifying such failure shall have been given to the Applicant by the Trustee or the Holders of at least 25% or more in aggregate principal amount of the New Senior Notes then outstanding;

                  (e) failure by the Applicant or any of its Restricted Subsidiaries for 45 or more days after notice from the Trustee, or Holders of 25% or more of the aggregate principal amount of the New Senior Notes, to comply with any of its other agreements in the Indenture or any of the Security Documents;

                  (f) default in the payment when due (whether at stated maturity, by acceleration or otherwise) of any sums under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Applicant or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Applicant or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, to the extent that the aggregate amount of Indebtedness in respect of which such default occurs is $2,500,000 or more;

                  (g) failure by the Applicant or any of its Restricted Subsidiaries to pay final judgments not subject to appeal aggregating in excess of $2,500,000 or more (net of applicable insurance coverage which is acknowledged in writing by the insurer), which judgments are not paid, discharged or stayed for a period of 30 or more days;

                  (h) except as provided by the Indenture, any Note Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Note Guarantee;

                  (i) the Applicant or any of its Restricted Subsidiaries pursuant to or within the meaning of any Bankruptcy Law (i) commences a voluntary case, (ii) consents to the entry of an order for relief against it in an involuntary case, (iii) consents to the appointment of a custodian of it or for all or substantially all of its Property, (iv) makes a general assignment for the benefit of its creditors, or (v) generally is not paying its debts as they become due;

                  (j) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (i) is for relief against the Applicant or any of its Material Subsidiaries, (ii) appoints a custodian of the Applicant or any of its Material Subsidiaries or for all or substantially all of the Property of the Applicant or any of its Material Subsidiaries, or (iii) orders the liquidation of the Applicant or any of its Material Subsidiaries; and the order or decree remains unstayed and in effect for 30 or more consecutive days; or

                  (k) commencing 90 days after the Issue Date, any of the following shall occur and continue for a period of 15 consecutive days:
         (i) the Liens created by the Security Documents shall at any time, with respect to any material portion of the Property of the Credit Parties taken as a whole, not constitute valid and perfected Liens on the Collateral intended to be covered thereby (to the extent perfection by filing, registration, recordation or possession is required herein or therein and is permissible or achievable under applicable law) in favor of the Trustee for the benefit of the Holders under the Indenture, free and clear of all other Liens (other than Liens permitted by the Indenture); (ii) except for expiration in accordance with its terms or the terms of the Indenture, any of the Security Documents shall for whatever reason be terminated, or shall cease to be in full force and effect, with respect to any material portion of the Property of the Credit Parties taken as a whole; or (iii) any Liens created by the Security Documents shall, with respect to any material portion of the Property of the Credit Parties taken as a whole, be declared invalid or unenforceable or any Credit Party shall assert, in any pleading in any court of competent jurisdiction, that any such Lien is invalid or unenforceable.

                  The Trustee may withhold from holders of the New Senior Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines in good faith that withholding notice is in their interest.

          Authentication and Delivery of New Senior Notes; Application of Proceeds.

                  Two Officers will execute the New Senior Notes for the Applicant by facsimile or manual signature in the name and on behalf of the Applicant. The seal of the Applicant, if any, will be reproduced on the New Senior Notes. If an Officer whose signature is on a New Senior Note no longer holds that office at the time the Trustee or authenticating agent authenticates the New Senior Note, the New Senior Note will be valid nevertheless. A New Senior Note will not be valid until the Trustee or any duly appointed authenticating agent manually signs the certificate of authentication on the New Senior Note. The signature will be conclusive evidence that the New Senior Note has been authenticated under the Indenture.

                  There will be no proceeds (and therefore no application of proceeds) from the issuance of the New Senior Notes because the New Senior Notes will be issued as part of an exchange for currently outstanding indebtedness, as provided in the Plan.

         Release or Release and Substitution of Property.

                  On the Issue Date, the Applicant, the other Credit Parties and the Trustee for the benefit of itself and the Holders, will enter into the Security Agreement, and such other security agreements, pledge agreements, assignments, mortgages or other similar instruments or documents as will be necessary to create, perfect and make enforceable Liens upon the Property subject to the Lien of the Security Agreement as provided in the Security Agreement (but subject to the Indenture), in order that the Trustee will enjoy, for the benefit of the Trustee and the Holders, a Lien on all of the Property of the Credit Parties described in the definition of "Collateral" in the Indenture, existing on the date thereof arising thereafter, and wherever located. Concurrently with the execution and delivery of the agreements, assignments, mortgages and other instruments or documents referred to in the preceding sentence, the Credit Parties will furnish to the Trustee certain opinions of counsel and other documents and instruments set forth in the Indenture.

                  Collateral may be released from the Lien and security interest created by the Security Documents at any time or from time to time in accordance with the provisions of this Indenture.

         Satisfaction and Discharge of the Indenture.

                  The Credit Parties may terminate their obligations under the Indenture, the New Senior Notes and the Security Documents if (A) all New Senior Notes previously authenticated and delivered, if any (other than destroyed, lost or stolen New Senior Notes that have been replaced or New Senior Notes for whose payment money or securities have theretofore been held in trust and thereafter repaid to the Applicant) have been delivered to the Trustee for cancellation and the Credit Parties have irrevocably paid all amounts payable by it under the Indenture, and (B) the Applicant has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, at the cost and expense of the Applicant, in each case stating that all conditions precedent provided for herein relating to the satisfaction and discharge of the Indenture have been complied with.

         Statement as to Compliance.

                  The Applicant, on behalf of itself and each Guarantor, will deliver to the Trustee (to the extent that such Guarantor is so required under the TIA), within 90 days after the end of each fiscal year ending after the date of the Indenture, an Officers' Certificate stating that a review of the activities of the Applicant and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Credit Parties have kept, observed, performed and fulfilled their obligations under the Indenture and the Security Documents, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Credit Parties have kept, observed, performed and fulfilled each and every covenant contained in the Indenture and the Security Documents and are not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and the Security Documents (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Credit Parties are taking or propose to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of, premium, if any, or interest, if any, on the New Senior Notes are prohibited or if such event has occurred, a description of the event and what action the Credit Parties are taking or propose to take with respect thereto.

                  So long as not contrary to the then current recommendations of the American Institute of Certified Public Accountants, the year-end financial statements delivered pursuant to the Indenture will be accompanied by a written statement of the Applicant's independent public accountants (who will be a firm of established national reputation in the United States) that in making the examination necessary for certification of such financial statements, nothing has come to their attention that would lead them to believe that the Applicant has violated certain provisions of the Indenture or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants will not be liable directly or indirectly to any Person for any failure to obtain knowledge of any such violation.

         In the event that any Credit Party becomes aware of any events which would constitute a Default or Event of Default, the Applicant within five Business Days after it becomes aware thereof, will give to the Trustee written notice of such events, their status and the nature of any actions taken or proposed to be taken by the Applicant in respect of such events.

ITEM 9.  OTHER OBLIGORS.

                  The Applicant's obligations with respect to the New Senior Notes will be guaranteed by the Guarantors. A list of the Guarantors with their mailing addresses is attached hereto as Exhibit T3G-4 and is incorporated herein in its entirety by reference.

Contents of Application for Qualification. This Application for Qualification comprises--

         (a)      Pages numbered 1 to ___, consecutively (including an attached
                  Exhibit Index).

         (b) The statement of eligibility and qualification of the trustee under the indenture to be qualified.

         (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

                  Exhibit T3A-1 Certificate of Incorporation of the Applicant.

                  Exhibit T3A-2     Certificate of Incorporation of: ALC Communications Corporation

                  Exhibit T3A-3     Certificate of Incorporation of: Ameritel Management, Inc.

                  Exhibit T3A-4     Certificate of Incorporation of: Atlantic Crossing Holdings Ltd.

                  Exhibit T3A-5     Certificate of Incorporation of: Atlantic Crossing Holdings U.K. Limited

                  Exhibit T3A-6     Certificate of Incorporation of: Atlantic Crossing Ltd.

                  Exhibit T3A-7     Certificate of Incorporation of: Atlantic Crossing II Ltd.

                  Exhibit T3A-8     Certificate of Incorporation of: Budget Call Long Distance, Inc.

                  Exhibit T3A-9     Certificate of Incorporation of: Business Telemanagement, Inc.

                  Exhibit T3A-10    Certificate of Incorporation of: GC Dev. Co., Inc.

                  Exhibit T3A-11    Certificate of Incorporation of: GC Holding SPV

                  Exhibit T3A-12    Certificate of Incorporation of: GC Hungary Holdings Vagyonkezelo Korlatolt Felelossegu Tarsasag

                  Exhibit T3A-13    Certificate of Incorporation of: GC Landing Co. GmbH

                  Exhibit T3A-14    Certificate of Incorporation of: GC Pacific Landing Corp.

                  Exhibit T3A-15    Certificate of Incorporation of: GC Pan European Crossing Belgie B.V.B.A.
                                                                                                   -

                  Exhibit T3A-16    Certificate of Incorporation of: GC Pan European Crossing Danmark ApS

                  Exhibit T3A-17    Certificate of Incorporation of: GC Pan European Crossing Deutschland GmbH


Exhibit T3A-18    Certificate of Incorporation of: GC Pan European Crossing
                  France S.A.R.L.

Exhibit T3A-19    Certificate of Incorporation of: GC Pan European Crossing
                  Holdings B.V.

Exhibit T3A-20    Certificate of Incorporation of: GC Pan European Crossing
                  Italia S.R.L.

Exhibit T3A-21    Certificate of Incorporation of: GC Pan European Crossing
                  Luxembourg I S.A.R.L.

Exhibit T3A-22    Certificate of Incorporation of: GC Pan European Crossing
                  Luxembourg II S.A.R.L.

Exhibit T3A-23    Certificate of Incorporation of: GC Pan European Crossing
                  Nederland B.V.

Exhibit T3A-24    Certificate of Incorporation of: GC Pan European Crossing Networks B.V.

Exhibit T3A-25    Certificate of Incorporation of: GC Pan European Crossing Norge AS

Exhibit T3A-26    Certificate of Incorporation of: GC Pan European Crossing Sverige A.B.

Exhibit T3A-27    Certificate of Incorporation of: GC Pan European Crossing Switzerland GmbH

Exhibit T3A-28    Certificate of Incorporation of: GC Pan European Crossing UK Limited

Exhibit T3A-29    Certificate of Incorporation of: GC SAC Argentina S.R.L.

Exhibit T3A-30    Certificate of Incorporation of: G.C. St. Croix Company, Inc.

Exhibit T3A-31    Certificate of Incorporation of: GC UK Holding
                  Ltd.

Exhibit T3A-32    Certificate of Incorporation of: Geoconference Limited

Exhibit T3A-33    Certificate of Incorporation of: Global Crossing Advanced Card Services, Inc.

Exhibit T3A-34    Certificate of Incorporation of: Global Crossing Bandwidth, Inc.

Exhibit T3A-35    Certificate of Incorporation of: Global Crossing Belgie B.V.B.A

Exhibit T3A-36    Certificate of Incorporation of: Global Crossing (Bidco) Limited

Exhibit T3A-37    Certificate of Incorporation of: Global Crossing Billing, Inc.

Exhibit T3A-38    Certificate of Incorporation of: Global Crossing Communications International Limited

Exhibit T3A-39    Certificate of Incorporation of: Global Crossing Conferencing Limited

Exhibit T3A-40    Certificate of Incorporation of: Global Crossing Conferencing-Canada, Ltd.

Exhibit T3A-41    Certificate of Incorporation of: Global Crossing Cyprus Holdings Limited

Exhibit T3A-42    Certificate of Incorporation of: Global Crossing Danmark ApS

Exhibit T3A-43    Certificate of Incorporation of: Global Crossing Deutschland GmbH

Exhibit T3A-44    Certificate of Incorporation of: Global Crossing Development Co.

Exhibit T3A-45    Certificate of Incorporation of: Global Crossing Employee Services, Inc.

Exhibit T3A-46    Certificate of Incorporation of: Global Crossing Europe Limited

Exhibit T3A-47    Certificate of Incorporation of: Global Crossing France SAS

Exhibit T3A-48    Certificate of Incorporation of: Global Crossing Globalcenter Holdings, Inc.

Exhibit T3A-49    Certificate of Incorporation of: Global Crossing (Holdco) Limited

Exhibit T3A-50    Certificate of Incorporation of: Global Crossing Holdings Limited

Exhibit T3A-51    Certificate of Incorporation of: Global Crossing Holdings II Ltd.

Exhibit T3A-52    Certificate of Incorporation of: Global Crossing Holdings USA, LLC

Exhibit T3A-53    Certificate of Incorporation of: Global Crossing Intermediate UK Holdings Limited

Exhibit T3A-54    Certificate of Incorporation of: Global Crossing International, Ltd

Exhibit T3A-55    Certificate of Incorporation of: Global Crossing Internet Dial-Up, Inc.

Exhibit T3A-56    Certificate of Incorporation of: Global Crossing Ireland Limited

Exhibit T3A-57    Certificate of Incorporation of: Global Crossing Italia S.R.L.

Exhibit T3A-58    Certificate of Incorporation of: Global Crossing Ixnet Emea Holdings Limited

Exhibit T3A-59    Certificate of Incorporation of: Global Crossing Latin America & Caribbean Co.

Exhibit T3A-60    Certificate of Incorporation of: Global Crossing Limited

Exhibit T3A-61    Certificate of Incorporation of: Global Crossing Local Services, Inc.

Exhibit T3A-62    Certificate of Incorporation of: Global Crossing Mexicana S.De R.L. De C.V.

Exhibit T3A-63    Certificate of Incorporation of: Global Crossing Nederland B.V

Exhibit T3A-64    Certificate of Incorporation of: Global Crossing Network Center Ltd.

Exhibit T3A-65    Certificate of Incorporation of: Global Crossing Network Center (UK) Ltd.

Exhibit T3A-66    Certificate of Incorporation of: Global Crossing Norge AS

Exhibit T3A-67    Certificate of Incorporation of: Global Crossing North America, Inc.

Exhibit T3A-68    Certificate of Incorporation of: Global Crossing North American Holdings, Inc

Exhibit T3A-69    Certificate of Incorporation of: Global Crossing North American Networks, Inc.

Exhibit T3A-70    Certificate of Incorporation of: Global Crossing Panama Inc.

Exhibit T3A-71    Certificate of Incorporation of: Global Crossing Portfolio Holdings Ltd.

Exhibit T3A-72    Certificate of Incorporation of: Global Crossing Services Europe Limited

Exhibit T3A-73    Certificate of Incorporation of: Global Crossing Services Ireland Limited

Exhibit T3A-74    Certificate of Incorporation of: Global Crossing Sverige AB

Exhibit T3A-75    Certificate of Incorporation of: Global Crossing Switzerland GmbH

Exhibit T3A-76    Certificate of Incorporation of: Global Crossing Telecommunications, Inc.

Exhibit T3A-77    Certificate of Incorporation of: Global Crossing Telecommunications-Canada, Ltd.

Exhibit T3A-78    Certificate of Incorporation of: Global Crossing Telemanagement, Inc.

Exhibit T3A-79    Certificate of Incorporation of: Global Crossing (UK) Internet Services Limited

Exhibit T3A-80    Certificate of Incorporation of: Global Crossing (UK) Telecommunications Limited

Exhibit T3A-81    Certificate of Incorporation of: Global Crossing (UK) Telecommunications Networks Limited

Exhibit T3A-82    Certificate of Incorporation of: Global Crossing USA Inc.

Exhibit T3A-83    Certificate of Incorporation of: Global Crossing Venezuela B.V.

Exhibit T3A-84    Certificate of Incorporation of: Global Crossing Worldwide Customer Help Desk Canada Ltd.

Exhibit T3A-85    Certificate of Incorporation of: Global Marine Cable Systems Pte Limited

Exhibit T3A-86    Certificate of Incorporation of: Global Marine Holdings Bermuda Ltd.

Exhibit T3A-87    Certificate of Incorporation of: Global Marine Systems (Bermuda) Limited

Exhibit T3A-88    Certificate of Incorporation of: Global Marine Systems (Depots) Limited

Exhibit T3A-89    Certificate of Incorporation of: Global Marine Systems (Investments) Limited

Exhibit T3A-90    Certificate of Incorporation of: Global Marine Systems (Japan) Ltd.

Exhibit T3A-91    Certificate of Incorporation of: Global Marine Systems Limited

Exhibit T3A-92    Certificate of Incorporation of: GT Landing Corp.

Exhibit T3A-93    Certificate of Incorporation of: GT Landing II Corp

Exhibit T3A-94    Certificate of Incorporation of: GT Netherlands B.V

Exhibit T3A-95    Certificate of Incorporation of: GT U.K. Ltd.

Exhibit T3A-96    Certificate of Incorporation of: International Exchange Networks SAS

Exhibit T3A-97    Certificate of Incorporation of: International Optical Network Ltd.

Exhibit T3A-98    Certificate of Incorporation of: International Optical Network, L.L.C.

Exhibit T3A-99    Certificate of Incorporation of: Ixnet, Inc.

Exhibit T3A-100   Certificate of Incorporation of: Ixnet UK Limited

Exhibit T3A-101   Certificate of Incorporation of: MAC Landing Corp.

Exhibit T3A-102   Certificate of Incorporation of: Mid-Atlantic Crossing Holdings Ltd

Exhibit T3A-103   Certificate of Incorporation of: Mid-Atlantic Crossing Holdings UK Ltd

Exhibit T3A-104   Certificate of Incorporation of: Mid-Atlantic Crossing Ltd.

Exhibit T3A-105   Certificate of Incorporation of: PAC Landing Corp.

Exhibit T3A-106   Certificate of Incorporation of: PAC Panama Ltd.

Exhibit T3A-107   Certificate of Incorporation of: Pan American Crossing Holdings Ltd.

Exhibit T3A-108   Certificate of Incorporation of: Pan American Crossing Ltd.

Exhibit T3A-109   Certificate of Incorporation of: Pan American Crossing UK Ltd.

Exhibit T3A-110   Certificate of Incorporation of: Racal Telecommunications Inc.

Exhibit T3A-111   Certificate of Incorporation of: SAC Brasil Holding Ltda.

Exhibit T3A-112   Certificate of Incorporation of: SAC Brasil Ltda.

Exhibit T3A-113   Certificate of Incorporation of: SAC Chile S.A.

Exhibit T3A-114   Certificate of Incorporation of: SAC Colombia Limitada

Exhibit T3A-115   Certificate of Incorporation of: SAC Panama S.A.

Exhibit T3A-116   Certificate of Incorporation of: SAC Peru S.R.L.

Exhibit T3A-117   Certificate of Incorporation of: South American Crossing Holdings Ltd.

Exhibit T3A-118   Certificate of Incorporation of: South American Crossing Ltd.

Exhibit T3A-119   Certificate of Incorporation of: Subserv Limited

Exhibit T3A-120   Certificate of Incorporation of: Subserv Pro Limited

Exhibit T3A-121   Certificate of Incorporation of: Subsidiary Telco, LLC

Exhibit T3A-122   Certificate of Incorporation of: US Crossing, Inc.

Exhibit T3A-123   Certificate of Incorporation of: Vibro Einspueltechnik Dueker Und Wasserbau GmbH

Exhibit T3B-1     Bylaws of the Applicant.

Exhibit T3B-2     Bylaws of: ALC Communications Corporation

Exhibit T3B-3     Bylaws of: Ameritel Management, Inc.

Exhibit T3B-4     Bylaws of: Atlantic Crossing Holdings Ltd.

Exhibit T3B-5 Bylaws of: Atlantic Crossing Holdings U.K. Limited

Exhibit T3B-6 Bylaws of: Atlantic Crossing Ltd.

Exhibit T3B-7 Bylaws of: Atlantic Crossing II Ltd.

Exhibit T3B-8 Bylaws of: Budget Call Long Distance, Inc.

Exhibit T3B-9 Bylaws of: Business Telemanagement, Inc.

Exhibit T3B-10 Bylaws of: GC Dev. Co., Inc.

Exhibit T3B-11 Bylaws of: GC Holding SPV

Exhibit T3B-12 Bylaws of: GC Hungary Holdings Vagyonkezelo Korlatolt
                          Felelossegu Tarsasag

Exhibit T3B-13 Bylaws of: GC Landing Co. GmbH

Exhibit T3B-14 Bylaws of: GC Pacific Landing Corp.

Exhibit T3B-15 Bylaws of: GC Pan European Crossing Belgie B.V.B.A.

Exhibit T3B-16 Bylaws of: GC Pan European Crossing Danmark ApS

Exhibit T3B-17 Bylaws of: GC Pan European Crossing Deutschland GmbH

Exhibit T3B-18 Bylaws of: GC Pan European Crossing France S.A.R.L.

Exhibit T3B-19 Bylaws of: GC Pan European Crossing Holdings B.V.

Exhibit T3B-20 Bylaws of: GC Pan European Crossing Italia S.R.L.

Exhibit T3B-21 Bylaws of: GC Pan European Crossing Luxembourg I S.A.R.L.

Exhibit T3B-22 Bylaws of: GC Pan European Crossing Luxembourg II S.A.R.L.

Exhibit T3B-23 Bylaws of: GC Pan European Crossing Nederland B.V.

Exhibit T3B-24 Bylaws of: GC Pan European Crossing Networks B.V.

Exhibit T3B-25 Bylaws of: GC Pan European Crossing Norge AS

Exhibit T3B-26 Bylaws of: GC Pan European Crossing Sverige A.B.

Exhibit T3B-27 Bylaws of: GC Pan European Crossing Switzerland GmbH

Exhibit T3B-28 Bylaws of: GC Pan European Crossing UK Limited

Exhibit T3B-29 Bylaws of: GC SAC Argentina S.R.L.

Exhibit T3B-30 Bylaws of: G.C. St. Croix Company, Inc.

Exhibit T3B-31 Bylaws of: GC UK Holding Ltd.

Exhibit T3B-32 Bylaws of: Geoconference Limited

Exhibit T3B-33 Bylaws of: Global Crossing Advanced Card Services, Inc.

Exhibit T3B-34 Bylaws of: Global Crossing Bandwidth, Inc.

Exhibit T3B-35 Bylaws of: Global Crossing Belgie B.V.B.A

Exhibit T3B-36 Bylaws of: Global Crossing (Bidco) Limited

Exhibit T3B-37 Bylaws of: Global Crossing Billing, Inc.

Exhibit T3B-38 Bylaws of: Global Crossing Communications International Limited

Exhibit T3B-39 Bylaws of: Global Crossing Conferencing Limited

Exhibit T3B-40 Bylaws of: Global Crossing Conferencing-Canada, Ltd.

Exhibit T3B-41 Bylaws of: Global Crossing Cyprus Holdings Limited

Exhibit T3B-42 Bylaws of: Global Crossing Danmark ApS

Exhibit T3B-43 Bylaws of: Global Crossing Deutschland GmbH

Exhibit T3B-44 Bylaws of: Global Crossing Development Co.

Exhibit T3B-45 Bylaws of: Global Crossing Employee Services, Inc.

Exhibit T3B-46 Bylaws of: Global Crossing Europe Limited

Exhibit T3B-47 Bylaws of: Global Crossing France SAS

Exhibit T3B-48 Bylaws of: Global Crossing Globalcenter Holdings, Inc.

Exhibit T3B-49 Bylaws of: Global Crossing (Holdco) Limited

Exhibit T3B-50 Bylaws of: Global Crossing Holdings Limited

Exhibit T3B-51 Bylaws of: Global Crossing Holdings II Ltd.

Exhibit T3B-52 Bylaws of: Global Crossing Holdings USA, LLC

Exhibit T3B-53 Bylaws of: Global Crossing Intermediate UK Holdings Limited

Exhibit T3B-54 Bylaws of: Global Crossing International, Ltd

Exhibit T3B-55 Bylaws of: Global Crossing Internet Dial-Up, Inc.

Exhibit T3B-56 Bylaws of: Global Crossing Ireland Limited

Exhibit T3B-57 Bylaws of: Global Crossing Italia S.R.L.

Exhibit T3B-58 Bylaws of: Global Crossing Ixnet Emea Holdings Limited

Exhibit T3B-59 Bylaws of: Global Crossing Latin America & Caribbean Co.

Exhibit T3B-60 Bylaws of: Global Crossing Limited

Exhibit T3B-61 Bylaws of: Global Crossing Local Services, Inc.

Exhibit T3B-62 Bylaws of: Global Crossing Mexicana S.De R.L. De C.V.

Exhibit T3B-63 Bylaws of: Global Crossing Nederland B.V

Exhibit T3B-64 Bylaws of: Global Crossing Network Center Ltd.

Exhibit T3B-65 Bylaws of: Global Crossing Network Center (UK) Ltd.

Exhibit T3B-66 Bylaws of: Global Crossing Norge AS

Exhibit T3B-67 Bylaws of: Global Crossing North America, Inc.

Exhibit T3B-68 Bylaws of: Global Crossing North American Holdings, Inc

Exhibit T3B-69 Bylaws of: Global Crossing North American Networks, Inc.

Exhibit T3B-70 Bylaws of: Global Crossing Panama Inc.

Exhibit T3B-71 Bylaws of: Global Crossing Portfolio Holdings Ltd.

Exhibit T3B-72 Bylaws of: Global Crossing Services Europe Limited

Exhibit T3B-73 Bylaws of: Global Crossing Services Ireland Limited

Exhibit T3B-74 Bylaws of: Global Crossing Sverige AB

Exhibit T3B-75 Bylaws of: Global Crossing Switzerland GmbH

Exhibit T3B-76 Bylaws of: Global Crossing Telecommunications, Inc.

Exhibit T3B-77 Bylaws of: Global Crossing Telecommunications-Canada, Ltd.

Exhibit T3B-78 Bylaws of: Global Crossing Telemanagement, Inc.

Exhibit T3B-79 Bylaws of: Global Crossing (UK) Internet Services Limited

Exhibit T3B-80 Bylaws of: Global Crossing (UK) Telecommunications Limited

Exhibit T3B-81 Bylaws of: Global Crossing (UK) Telecommunications Networks
                          Limited

Exhibit T3B-82 Bylaws of: Global Crossing USA Inc.

Exhibit T3B-83 Bylaws of: Global Crossing Venezuela B.V.

Exhibit T3B-84 Bylaws of: Global Crossing Worldwide Customer Help Desk Canada
                          Ltd.

Exhibit T3B-85 Bylaws of: Global Marine Cable Systems Pte Limited

Exhibit T3B-86 Bylaws of: Global Marine Holdings Bermuda Ltd.

Exhibit T3B-87 Bylaws of: Global Marine Systems (Bermuda) Limited

Exhibit T3B-88 Bylaws of: Global Marine Systems (Depots) Limited

Exhibit T3B-89 Bylaws of: Global Marine Systems (Investments) Limited

Exhibit T3B-90 Bylaws of: Global Marine Systems (Japan) Ltd.

Exhibit T3B-91 Bylaws of: Global Marine Systems Limited

Exhibit T3B-92 Bylaws of: GT Landing Corp.

Exhibit T3B-93 Bylaws of: GT Landing II Corp

Exhibit T3B-94 Bylaws of: GT Netherlands B.V

Exhibit T3B-95 Bylaws of: GT U.K. Ltd.

Exhibit T3B-96 Bylaws of: International Exchange Networks SAS

Exhibit T3B-97 Bylaws of: International Optical Network Ltd.

Exhibit T3B-98 Bylaws of: International Optical Network, L.L.C.

Exhibit T3B-99 Bylaws of: Ixnet, Inc.

Exhibit T3B-100 Bylaws of: Ixnet UK Limited

Exhibit T3B-101 Bylaws of: MAC Landing Corp.

Exhibit T3B-102 Bylaws of: Mid-Atlantic Crossing Holdings Ltd

Exhibit T3B-103 Bylaws of: Mid-Atlantic Crossing Holdings UK Ltd

Exhibit T3B-104 Bylaws of: Mid-Atlantic Crossing Ltd.

Exhibit T3B-105 Bylaws of: PAC Landing Corp.

Exhibit T3B-106 Bylaws of: PAC Panama Ltd.

Exhibit T3B-107 Bylaws of: Pan American Crossing Holdings Ltd.

Exhibit T3B-108 Bylaws of: Pan American Crossing Ltd.

Exhibit T3B-109 Bylaws of: Pan American Crossing UK Ltd.

Exhibit T3B-110 Bylaws of: Racal Telecommunications Inc.

Exhibit T3B-111 Bylaws of: SAC Brasil Holding Ltda.

Exhibit T3B-112 Bylaws of: SAC Brasil Ltda.

Exhibit T3B-113 Bylaws of: SAC Chile S.A.

Exhibit T3B-114 Bylaws of: SAC Colombia Limitada

Exhibit T3B-115 Bylaws of: SAC Panama S.A.

Exhibit T3B-116 Bylaws of: SAC Peru S.R.L.

Exhibit T3B-117   Bylaws of: South American Crossing Holdings Ltd.

Exhibit T3B-118   Bylaws of: South American Crossing Ltd.

Exhibit T3B-119   Bylaws of: Subserv Limited

Exhibit T3B-120   Bylaws of: Subserv Pro Limited

Exhibit T3B-121   Bylaws of: Subsidiary Telco, LLC

Exhibit T3B-122   Bylaws of: US Crossing, Inc.

Exhibit T3B-123   Bylaws of: Vibro Einspueltechnik Dueker Und Wasserbau GmbH

Exhibit T3C       Indenture among the Applicant, the Guarantors and
                  the Trustee.

Exhibit T3D       Not Applicable.

Exhibit T3E-1     Debtors' Disclosure Statement and
                  accompanying Joint Plan of Reorganization of Debtors under Chapter 11 of the Bankruptcy
                  Code. Incorporated by reference to Exhibit
                  2.1 to a Current Report on Form 8-K filed by Global Crossing Ltd. on October 28, 2002.

Exhibit T3E-2     Supplement, dated November 15, 2002,
                  to the Joint Plan of Reorganization of
                  Debtors under Chapter 11 of the Bankruptcy
                  Code.

ExhibitT3F        Cross reference sheet showing the
                  location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust
                  Indenture Act of 1939 (included as part of Exhibit T3C).

Exhibit T3G-1     List of Guarantors.

Exhibit T3G-2     Organizational chart of Applicant and its affiliates.

Exhibit T3G-3     Directors and Executive Officers of Foreign Guarantors.

Exhibit T3G-4     Information concerning the voting securities of
                  the Guarantors.

Exhibit T3G-5     Information concerning the capitalization of the
                  Guarantors.

Exhibit T3G-6     Statement of eligibility and qualification of
                  the Trustee on Form T-1.

                  Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicant, Global Crossing North American Holdings, Inc., and the Guarantors, has duly caused this Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized all in the City of Madison, State of New Jersey, on the 7th day of November, 2003.

               GLOBAL CROSSING NORTH AMERICAN HOLDINGS, INC.

               By: /s/ Mitchell Sussis, its Attorney-in-Fact
                  ----------------------------------------------------------
               Name:
               Title:

               ALC COMMUNICATIONS CORPORATION
               By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                   ---------------------------------------------------------
               Name:
               Title:

               AMERITEL MANAGEMENT, INC.
               By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                   ---------------------------------------------------------
               Name:
               Title:

               ATLANTIC CROSSING HOLDINGS LTD.
               By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                   ---------------------------------------------------------
               Name:
               Title:

               ATLANTIC CROSSING HOLDINGS U.K. LIMITED
               By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                   ---------------------------------------------------------
               Name:
               Title:

               ATLANTIC CROSSING LTD.
               By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                   ---------------------------------------------------------
               Name:
               Title:

               ATLANTIC CROSSING II LTD.
               By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                   ---------------------------------------------------------
               Name:
               Title:

               BUDGET CALL LONG DISTANCE, INC.
               By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                   ---------------------------------------------------------
               Name:
               Title:

               BUSINESS TELEMANAGEMENT, INC.
               By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                   ---------------------------------------------------------
               Name:
               Title:

               GC DEV. CO., INC.
               By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                   ---------------------------------------------------------
               Name:
               Title:

               GC HOLDING SPV
               By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                   ---------------------------------------------------------

               Name:
               Title:

               GC HUNGARY HOLDINGS VAGYONKEZELO KORLATOLT FELELOSSEGU TARSASAG
               By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                   ---------------------------------------------------------
               Name:
               Title:

               GC LANDING CO. GMBH
               By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                   ---------------------------------------------------------
               Name:
               Title:

               GC PACIFIC LANDING CORP.
               By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                   ---------------------------------------------------------
               Name:
               Title:

               GC PAN EUROPEAN CROSSING BELGIE B.V.B.A.
               By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                   ---------------------------------------------------------
               Name:
               Title:

               GC PAN EUROPEAN CROSSING DANMARK APS
               By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                   ---------------------------------------------------------
               Name:
               Title:

               GC PAN EUROPEAN CROSSING DEUTSCHLAND GMBH
               By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                   ---------------------------------------------------------
               Name:
               Title:

               GC PAN EUROPEAN CROSSING FRANCE S.A.R.L
               By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                   ---------------------------------------------------------
               Name:
               Title:

               GC PAN EUROPEAN CROSSING HOLDINGS B.V.
               By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                   ---------------------------------------------------------
               Name:
               Title:

               GC PAN EUROPEAN CROSSING ITALIA S.R.L.
               By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                   ---------------------------------------------------------
               Name:
               Title:

               GC PAN EUROPEAN CROSSING LUXEMBOURG I S.A.R.L.
               By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                   ---------------------------------------------------------
               Name:
               Title:

               GC PAN EUROPEAN CROSSING LUXEMBOURG II S.A.R.L.
               By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                   ---------------------------------------------------------
               Name:
               Title:

               GC PAN EUROPEAN CROSSING NEDERLAND B.V.

               By: /s/ Mitchell Sussis, its Attorney-in-Fact
               ---------------------------------------------------------
               Name:
               Title:

               GC PAN EUROPEAN CROSSING NETWORKS B.V.
               By: /s/ Mitchell Sussis, its Attorney-in-Fact
               ---------------------------------------------------------
               Name:
               Title:

               GC PAN EUROPEAN CROSSING NORGE AS
               By: /s/ Mitchell Sussis, its Attorney-in-Fact
               ---------------------------------------------------------
               Name:
               Title:

               GC PAN EUROPEAN CROSSING SVERIGE A.B.
               By: /s/ Mitchell Sussis, its Attorney-in-Fact

               ---------------------------------------------------------
               Name:
               Title:

               GC PAN EUROPEAN CROSSING SWITZERLAND GMBH
               By: /s/ Mitchell Sussis, its Attorney-in-Fact
               ---------------------------------------------------------
               Name:
               Title:

               GC PAN EUROPEAN CROSSING UK LIMITED
               By: /s/ Mitchell Sussis, its Attorney-in-Fact
               ---------------------------------------------------------
               Name:
               Title:

               GC SAC ARGENTINA S.R.L.

               By: /s/ Mitchell Sussis, its Attorney-in-Fact

               ---------------------------------------------------------
               Name:
               Title:

               G.C. ST. CROIX COMPANY, INC.

               By: /s/ Mitchell Sussis, its Attorney-in-Fact
               ---------------------------------------------------------
               Name:
               Title:

               GC UK HOLDING LTD.
               By: /s/ Mitchell Sussis, its Attorney-in-Fact
               ---------------------------------------------------------
               Name:
               Title:

               GEOCONFERENCE LIMITED

               By: /s/ Mitchell Sussis, its Attorney-in-Fact
               ---------------------------------------------------------
               Name:
               Title:

               GLOBAL CROSSING ADVANCED CARD SERVICES, INC.
               By: /s/ Mitchell Sussis, its Attorney-in-Fact
               ---------------------------------------------------------
               Name:
               Title:

               GLOBAL CROSSING BANDWIDTH, INC.
               By: /s/ Mitchell Sussis, its Attorney-in-Fact
               ---------------------------------------------------------

               Name:
               Title:

               GLOBAL CROSSING BELGIE B.V.B.A

               By: /s/ Mitchell Sussis, its Attorney-in-Fact
               ---------------------------------------------------------
               Name:
               Title:

               GLOBAL CROSSING (BIDCO) LIMITED
               By: /s/ Mitchell Sussis, its Attorney-in-Fact
               ---------------------------------------------------------
               Name:
               Title:

               GLOBAL CROSSING BILLING, INC.

               By: /s/ Mitchell Sussis, its Attorney-in-Fact
               ---------------------------------------------------------
               Name:
               Title:

               GLOBAL CROSSING COMMUNICATIONS INTERNATIONAL LIMITED
               By: /s/ Mitchell Sussis, its Attorney-in-Fact
               ---------------------------------------------------------
               Name:
               Title:

               GLOBAL CROSSING CONFERENCING LIMITED
               By: /s/ Mitchell Sussis, its Attorney-in-Fact
               ---------------------------------------------------------
               Name:
               Title:

               GLOBAL CROSSING CONFERENCING-CANADA, LTD.
               By: /s/ Mitchell Sussis, its Attorney-in-Fact
               ---------------------------------------------------------
               Name:
               Title:

               GLOBAL CROSSING CYPRUS HOLDINGS LIMITED
               By: /s/ Mitchell Sussis, its Attorney-in-Fact
               ---------------------------------------------------------
               Name:
               Title:

               GLOBAL CROSSING DANMARK APS

               By: /s/ Mitchell Sussis, its Attorney-in-Fact
               ---------------------------------------------------------
               Name:
               Title:

               GLOBAL CROSSING DEUTSCHLAND GMBH
               By: /s/ Mitchell Sussis, its Attorney-in-Fact
               ---------------------------------------------------------
               Name:
               Title:

               GLOBAL CROSSING DEVELOPMENT CO.
               By: /s/ Mitchell Sussis, its Attorney-in-Fact
               ---------------------------------------------------------
               Name:
               Title:

               GLOBAL CROSSING EMPLOYEE SERVICES, INC.
               By: /s/ Mitchell Sussis, its Attorney-in-Fact
               ---------------------------------------------------------
               Name:
               Title:

                GLOBAL CROSSING EUROPE LIMITED
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING FRANCE SAS
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING GLOBALCENTER HOLDINGS, INC.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING (HOLDCO) LIMITED
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING HOLDINGS LIMITED
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING HOLDINGS II LTD.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING HOLDINGS USA, LLC.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING INTERMEDIATE UK HOLDINGS LIMITED
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING INTERNATIONAL, LTD.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING INTERNET DIAL-UP, INC.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING IRELAND LIMITED
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING ITALIA S.R.L.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------

                GLOBAL CROSSING IXNET EMEA HOLDINGS LIMITED
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING LATIN AMERICA & CARIBBEAN CO.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING LIMITED
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING LOCAL SERVICES, INC.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING MEXICANA S.DE R.L. DE C.V.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING NEDERLAND B.V.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING NETWORK CENTER LTD.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING NETWORK CENTER (UK) LTD.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING NORGE AS
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING NORTH AMERICA, INC.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING NORTH AMERICAN HOLDINGS, INC.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING NORTH AMERICAN NETWORKS, INC.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING PANAMA INC.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING PORTFOLIO HOLDINGS LTD.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING SERVICES EUROPE LIMITED
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING SERVICES IRELAND LIMITED
                By: /s/ Mitchell Sussis, its Attorney-in-Fact\
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING SVERIGE AB
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING SWITZERLAND GMBH
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING TELECOMMUNICATIONS, INC.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING TELECOMMUNICATIONS-CANADA, LTD.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING TELEMANAGEMENT, INC.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING (UK) INTERNET SERVICES LIMITED
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING (UK) TELECOMMUNICATIONS LIMITED
                By: /s/ Mitchell Sussis, its Attorney-in-Fact=
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING (UK) TELECOMMUNICATIONS NETWORKS LIMITED
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING USA INC.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                LOBAL CROSSING VENEZUELA B.V.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL CROSSING WORLDWIDE CUSTOMER HELP DESK CANADA
                LTD.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL MARINE CABLE SYSTEMS PTE LIMITED
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL MARINE HOLDINGS BERMUDA LTD.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL MARINE SYSTEMS (BERMUDA) LIMITED
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL MARINE SYSTEMS (DEPOTS) LIMITED
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL MARINE SYSTEMS (INVESTMENTS) LIMITED
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL MARINE SYSTEMS (JAPAN) LTD.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GLOBAL MARINE SYSTEMS LIMITED
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                GT LANDING CORP.
                By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                    ---------------------------------------------------------
                Name:

                GT LANDING II CORP
                By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                    ---------------------------------------------------------
                Name:
                Title:

                GT NETHERLANDS B.V
                By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                    ---------------------------------------------------------
                Name:
                Title:

                GT U.K. LTD.
                By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                    ---------------------------------------------------------
                Name:
                Title:

                INTERNATIONAL EXCHANGE NETWORKS SAS
                By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                   ---------------------------------------------------------
                Name:
                Title:

                INTERNATIONAL OPTICAL NETWORK LTD.
                By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                    ---------------------------------------------------------
                Name:
                Title:

                INTERNATIONAL OPTICAL NETWORK, L.L.C.
                By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                    ---------------------------------------------------------
                Name:
                Title:

                XNET, INC.
                By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                    ---------------------------------------------------------
                Name:
                Title:

                IXNET UK LIMITED
                By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                    ---------------------------------------------------------
                Name:
                Title:

                MAC LANDING CORP.
                By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                    ---------------------------------------------------------
                Name:
                Title:

                MID-ATLANTIC CROSSING HOLDINGS LTD.
                By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                    ---------------------------------------------------------
                Name:
                Title:

                MID-ATLANTIC CROSSING HOLDINGS UK LTD
                By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                    ---------------------------------------------------------
                Name:
                Title:

                MID-ATLANTIC CROSSING LTD.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                PAC LANDING CORP.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                PAC PANAMA LTD.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                PAN AMERICAN CROSSING HOLDINGS LTD.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                PAN AMERICAN CROSSING LTD.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                PAN AMERICAN CROSSING UK LTD.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                RACAL TELECOMMUNICATIONS INC.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                SAC BRASIL HOLDING LTDA.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                SAC BRASIL LTDA.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

                SAC CHILE S.A.
                By: /s/ Mitchell Sussis, its Attorney-in-Fact

                ---------------------------------------------------------
                Name:
                Title:

                SAC COLOMBIA LIMITADA
                By: /s/ Mitchell Sussis, its Attorney-in-Fact
                ---------------------------------------------------------
                Name:
                Title:

             SAC Panama S.A.
             By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                 ---------------------------------------------------------
             Name:
             Title:

             SAC PERU S.R.L.
             By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                 ---------------------------------------------------------
             Name:
             Title:

             SOUTH AMERICAN CROSSING HOLDINGS LTD.
             By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                 ---------------------------------------------------------
             Name:
             Title:

             SOUTH AMERICAN CROSSING LTD.
             By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                 ---------------------------------------------------------
             Name:
             Title:

             SUBSERV LIMITED
             By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                 ---------------------------------------------------------
             Name:
             Title:

             SUBSERV PRO LIMITED
             By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                 ---------------------------------------------------------
             Name:
             Title:

             SUBSIDIARY TELCO, LLC
             By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                 ---------------------------------------------------------
             Name:
             Title:

             US CROSSING, INC.
             By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                 ---------------------------------------------------------
             Name:
             Title:

             VIBRO EINSPUELTECHNIK DUEKER UND WASSERBAU GMBH
             By:  /s/ Mitchell Sussis, its Attorney-in-Fact
                 ---------------------------------------------------------
             Name:
             Title:

Attest:  David Sheffey, its Attorney-in-Fact
         ---------------------------------------------------------
Name:    David Sheffey
Title:   Attorney-in-Fact

                                           Exhibit Index
                                           -------------

Exhibit T3A-1   Certificate of Incorporation of the Applicant.

Exhibit T3A-2   Certificate of Incorporation of: ALC Communications
                Corporation

Exhibit T3A-3   Certificate of Incorporation of: Ameritel Management, Inc.

Exhibit T3A-4   Certificate of Incorporation of: Atlantic Crossing Holdings
                Ltd.

Exhibit T3A-5   Certificate of Incorporation of: Atlantic Crossing Holdings
                U.K. Limited

Exhibit T3A-6   Certificate of Incorporation of: Atlantic Crossing Ltd.

Exhibit T3A-7   Certificate of Incorporation of: Atlantic Crossing II Ltd.

Exhibit T3A-8   Certificate of Incorporation of: Budget Call Long Distance,
                Inc.

Exhibit T3A-9   Certificate of Incorporation of: Business Telemanagement, Inc.

Exhibit T3A-10  Certificate of Incorporation of: GC Dev. Co., Inc.

Exhibit T3A-11  Certificate of Incorporation of: GC Holding SPV

Exhibit T3A-12  Certificate of Incorporation of: GC Hungary Holdings
                Vagyonkezelo Korlatolt Felelossegu Tarsasag

Exhibit T3A-13  Certificate of Incorporation of: GC Landing Co. GmbH

Exhibit T3A-14  Certificate of Incorporation of: GC Pacific Landing Corp.

Exhibit T3A-15  Certificate of Incorporation of: GC Pan European Crossing
                Belgie B.V.B.A.

Exhibit T3A-16  Certificate of Incorporation of: GC Pan European Crossing
                Danmark ApS

Exhibit T3A-17  Certificate of Incorporation of: GC Pan European Crossing
                Deutschland GmbH

Exhibit T3A-18  Certificate of Incorporation of: GC Pan European Crossing
                France S.A.R.L.

Exhibit T3A-19  Certificate of Incorporation of: GC Pan European Crossing
                Holdings B.V.

Exhibit T3A-20  Certificate of Incorporation of: GC Pan European Crossing
                Italia S.R.L.

Exhibit T3A-21  Certificate of Incorporation of: GC Pan European Crossing
                Luxembourg I S.A.R.L.

Exhibit T3A-22  Certificate of Incorporation of: GC Pan European Crossing
                Luxembourg II S.A.R.L.

Exhibit T3A-23  Certificate of Incorporation of: GC Pan European Crossing
                Nederland B.V.

Exhibit T3A-24  Certificate of Incorporation of: GC Pan European Crossing
                Networks B.V.

Exhibit T3A-25  Certificate of Incorporation of: GC Pan European Crossing
                Norge AS

Exhibit T3A-26  Certificate of Incorporation of: GC Pan European Crossing
                Sverige A.B.

Exhibit T3A-27    Certificate of Incorporation of: GC Pan European Crossing
                  Switzerland GmbH

Exhibit T3A-28    Certificate of Incorporation of: GC Pan European Crossing UK
                  Limited

Exhibit T3A-29    Certificate of Incorporation of: GC SAC Argentina S.R.L.

Exhibit T3A-30    Certificate of Incorporation of: G.C. St. Croix Company, Inc.

Exhibit T3A-31    Certificate of Incorporation of: GC UK HoldingLtd.

Exhibit T3A-32    Certificate of Incorporation of: Geoconference Limited

Exhibit T3A-33    Certificate of Incorporation of: Global Crossing Advanced
                  Card Services, Inc.

Exhibit T3A-34    Certificate of Incorporation of: Global Crossing Bandwidth,
                  Inc.

Exhibit T3A-35    Certificate of Incorporation of: Global Crossing Belgie
                  B.V.B.A

Exhibit T3A-36    Certificate of Incorporation of: Global Crossing (Bidco)
                  Limited

Exhibit T3A-37    Certificate of Incorporation of: Global Crossing Billing, Inc.

Exhibit T3A-38    Certificate of Incorporation of: Global Crossing
                  Communications International Limited

Exhibit T3A-39    Certificate of Incorporation of: Global Crossing Conferencing
                  Limited

Exhibit T3A-40    Certificate of Incorporation of: Global Crossing
                  Conferencing-Canada, Ltd.

Exhibit T3A-41    Certificate of Incorporation of: Global Crossing Cyprus
                  Holdings Limited

Exhibit T3A-42    Certificate of Incorporation of: Global Crossing Danmark ApS

Exhibit T3A-43    Certificate of Incorporation of: Global Crossing Deutschland
                  GmbH

Exhibit T3A-44    Certificate of Incorporation of: Global Crossing Development
                  Co.

Exhibit T3A-45    Certificate of Incorporation of: Global Crossing Employee
                  Services, Inc.

Exhibit T3A-46    Certificate of Incorporation of: Global Crossing Europe
                  Limited

Exhibit T3A-47    Certificate of Incorporation of: Global Crossing France SAS

Exhibit T3A-48    Certificate of Incorporation of: Global Crossing Globalcenter
                  Holdings, Inc.

Exhibit T3A-49    Certificate of Incorporation of: Global Crossing (Holdco)
                  Limited

Exhibit T3A-50    Certificate of Incorporation of: Global Crossing Holdings
                  Limited

Exhibit T3A-51    Certificate of Incorporation of: Global Crossing Holdings II
                  Ltd.

Exhibit T3A-52    Certificate of Incorporation of: Global Crossing Holdings USA,
                  LLC

Exhibit T3A-53    Certificate of Incorporation of: Global Crossing Intermediate
                  UK Holdings Limited

 Exhibit T3A-54    Certificate of Incorporation of: Global Crossing
                   International, Ltd

 Exhibit T3A-55    Certificate of Incorporation of: Global Crossing Internet
                   Dial-Up, Inc.

 Exhibit T3A-56    Certificate of Incorporation of: Global Crossing Ireland
                   Limited

 Exhibit T3A-57    Certificate of Incorporation of: Global Crossing
                   Italia S.R.L.

 Exhibit T3A-58    Certificate of Incorporation of: Global Crossing Ixnet
                   Emea Holdings Limited

 Exhibit T3A-59    Certificate of Incorporation of: Global Crossing Latin
                   America & Caribbean Co.

 Exhibit T3A-60    Certificate of Incorporation of: Global Crossing Limited

 Exhibit T3A-61    Certificate of Incorporation of: Global Crossing Local
                   Services, Inc.

 Exhibit T3A-62    Certificate of Incorporation of: Global Crossing Mexicana
                   S.De R.L. De C.V.

 Exhibit T3A-63    Certificate of Incorporation of: Global Crossing
                   Nederland B.V

 Exhibit T3A-64    Certificate of Incorporation of: Global Crossing Network
                   Center Ltd.

 Exhibit T3A-65    Certificate of Incorporation of: Global Crossing Network
                   Center (UK) Ltd.

 Exhibit T3A-66    Certificate of Incorporation of: Global Crossing Norge AS

 Exhibit T3A-67    Certificate of Incorporation of: Global Crossing North
                   America, Inc.

 Exhibit T3A-68    Certificate of Incorporation of: Global Crossing North
                   American Holdings, Inc

 Exhibit T3A-69    Certificate of Incorporation of: Global Crossing North
                   American Networks, Inc.

 Exhibit T3A-70    Certificate of Incorporation of: Global Crossing Panama Inc.

 Exhibit T3A-71    Certificate of Incorporation of: Global Crossing Portfolio
                   Holdings Ltd.

 Exhibit T3A-72    Certificate of Incorporation of: Global Crossing Services
                   Europe Limited

 Exhibit T3A-73    Certificate of Incorporation of: Global Crossing Services
                   Ireland Limited

 Exhibit T3A-74    Certificate of Incorporation of: Global Crossing Sverige AB

 Exhibit T3A-75    Certificate of Incorporation of: Global Crossing
                   Switzerland GmbH

 Exhibit T3A-76    Certificate of Incorporation of: Global Crossing
                   Telecommunications, Inc.

 Exhibit T3A-77    Certificate of Incorporation of: Global Crossing
                   Telecommunications-Canada, Ltd.

 Exhibit T3A-78    Certificate of Incorporation of: Global Crossing
                   Telemanagement, Inc.

 Exhibit T3A-79    Certificate of Incorporation of: Global Crossing (UK)
                   Internet Services Limited

 Exhibit T3A-80    Certificate of Incorporation of: Global Crossing (UK)
                   Telecommunications Limited

Exhibit T3A-81    Certificate of Incorporation of: Global Crossing (UK)
                  Telecommunications Networks Limited

Exhibit T3A-82    Certificate of Incorporation of: Global Crossing USA Inc.

Exhibit T3A-83    Certificate of Incorporation of: Global Crossing Venezuela
                  B.V.

Exhibit T3A-84    Certificate of Incorporation of: Global Crossing Worldwide
                  Customer Help Desk Canada Ltd.

Exhibit T3A-85    Certificate of Incorporation of: Global Marine Cable Systems
                  Pte Limited

Exhibit T3A-86    Certificate of Incorporation of: Global Marine Holdings
                  Bermuda Ltd.

Exhibit T3A-87    Certificate of Incorporation of: Global Marine Systems
                  (Bermuda) Limited

Exhibit T3A-88    Certificate of Incorporation of: Global Marine Systems
                  (Depots) Limited

Exhibit T3A-89    Certificate of Incorporation of: Global Marine Systems
                  (Investments) Limited

Exhibit T3A-90    Certificate of Incorporation of: Global Marine Systems (Japan)
                  Ltd.
Exhibit T3A-91    Certificate of Incorporation of: Global Marine Systems Limited

Exhibit T3A-92    Certificate of Incorporation of: GT Landing Corp.

Exhibit T3A-93    Certificate of Incorporation of: GT Landing II Corp

Exhibit T3A-94    Certificate of Incorporation of: GT Netherlands B.V

Exhibit T3A-95    Certificate of Incorporation of: GT U.K. Ltd.

Exhibit T3A-96    Certificate of Incorporation of: International Exchange
                  Networks SAS

Exhibit T3A-97    Certificate of Incorporation of: International Optical Network
                  Ltd.

Exhibit T3A-98    Certificate of Incorporation of: International Optical
                  Network, L.L.C.

Exhibit T3A-99    Certificate of Incorporation of: Ixnet, Inc.

Exhibit T3A-100   Certificate of Incorporation of: Ixnet UK Limited

Exhibit T3A-101   Certificate of Incorporation of: MAC Landing Corp.

Exhibit T3A-102   Certificate of Incorporation of: Mid-Atlantic Crossing
                  Holdings Ltd

Exhibit T3A-103   Certificate of Incorporation of: Mid-Atlantic Crossing
                  Holdings UK Ltd

Exhibit T3A-104   Certificate of Incorporation of: Mid-Atlantic Crossing Ltd.

Exhibit T3A-105   Certificate of Incorporation of: PAC Landing Corp.

Exhibit T3A-106   Certificate of Incorporation of: PAC Panama Ltd.

Exhibit T3A-107   Certificate of Incorporation of: Pan American Crossing
                  Holdings Ltd.

  Exhibit T3A-108   Certificate of Incorporation of: Pan American Crossing Ltd.

  Exhibit T3A-109   Certificate of Incorporation of: Pan American Crossing
                    UK Ltd.

  Exhibit T3A-110   Certificate of Incorporation of: Racal Telecommunications
                    Inc.

  Exhibit T3A-111   Certificate of Incorporation of: SAC Brasil Holding Ltda.

  Exhibit T3A-112   Certificate of Incorporation of: SAC Brasil Ltda.

  Exhibit T3A-113   Certificate of Incorporation of: SAC Chile S.A.

  Exhibit T3A-114   Certificate of Incorporation of: SAC Colombia Limitada

  Exhibit T3A-115   Certificate of Incorporation of: SAC Panama S.A.

  Exhibit T3A-116   Certificate of Incorporation of: SAC Peru S.R.L.

  Exhibit T3A-117   Certificate of Incorporation of: South American Crossing
                    Holdings Ltd.

  Exhibit T3A-118   Certificate of Incorporation of: South American
                    Crossing Ltd.

  Exhibit T3A-119   Certificate of Incorporation of: Subserv Limited

  Exhibit T3A-120   Certificate of Incorporation of: Subserv Pro Limited

  Exhibit T3A-121   Certificate of Incorporation of: Subsidiary Telco, LLC

  Exhibit T3A-122   Certificate of Incorporation of: US Crossing, Inc.

  Exhibit T3A-123   Certificate of Incorporation of: Vibro Einspueltechnik
                    Dueker Und Wasserbau GmbH

  Exhibit T3B-1     Bylaws of the Applicant.

  Exhibit T3B-2     Bylaws of: ALC Communications Corporation

  Exhibit T3B-3     Bylaws of: Ameritel Management, Inc.

  Exhibit T3B-4     Bylaws of: Atlantic Crossing Holdings Ltd.

  Exhibit T3B-5     Bylaws of: Atlantic Crossing Holdings U.K. Limited

  Exhibit T3B-6     Bylaws of: Atlantic Crossing Ltd.

  Exhibit T3B-7     Bylaws of: Atlantic Crossing II Ltd.

  Exhibit T3B-8     Bylaws of: Budget Call Long Distance, Inc.

  Exhibit T3B-9     Bylaws of: Business Telemanagement, Inc.

  Exhibit T3B-10    Bylaws of: GC Dev. Co., Inc.

  Exhibit T3B-11    Bylaws of: GC Holding SPV

  Exhibit T3B-12    Bylaws of: GC Hungary Holdings Vagyonkezelo Korlatolt
                    Felelossegu Tarsasag

 Exhibit T3B-13    Bylaws of: GC Landing Co. GmbH

 Exhibit T3B-14    Bylaws of: GC Pacific Landing Corp.

 Exhibit T3B-15    Bylaws of: GC Pan European Crossing Belgie B.V.B.A.

 Exhibit T3B-16    Bylaws of: GC Pan European Crossing Danmark ApS

 Exhibit T3B-17    Bylaws of: GC Pan European Crossing Deutschland GmbH

 Exhibit T3B-18    Bylaws of: GC Pan European Crossing France S.A.R.L.

 Exhibit T3B-19    Bylaws of: GC Pan European Crossing Holdings B.V.

 Exhibit T3B-20    Bylaws of: GC Pan European Crossing Italia S.R.L.

 Exhibit T3B-21    Bylaws of: GC Pan European Crossing Luxembourg I S.A.R.L.

 Exhibit T3B-22    Bylaws of: GC Pan European Crossing Luxembourg II S.A.R.L.

 Exhibit T3B-23    Bylaws of: GC Pan European Crossing Nederland B.V.

 Exhibit T3B-24    Bylaws of: GC Pan European Crossing Networks B.V.

 Exhibit T3B-25    Bylaws of: GC Pan European Crossing Norge AS

 Exhibit T3B-26    Bylaws of: GC Pan European Crossing Sverige A.B.

 Exhibit T3B-27    Bylaws of: GC Pan European Crossing Switzerland GmbH

 Exhibit T3B-28    Bylaws of: GC Pan European Crossing UK Limited

 Exhibit T3B-29    Bylaws of: GC SAC Argentina S.R.L.

 Exhibit T3B-30    Bylaws of: G.C. St. Croix Company, Inc.

 Exhibit T3B-31    Bylaws of: GC UK Holding Ltd.

 Exhibit T3B-32    Bylaws of: Geoconference Limited

 Exhibit T3B-33    Bylaws of: Global Crossing Advanced Card Services, Inc.

 Exhibit T3B-34    Bylaws of: Global Crossing Bandwidth, Inc.

 Exhibit T3B-35    Bylaws of: Global Crossing Belgie B.V.B.A

 Exhibit T3B-36    Bylaws of: Global Crossing (Bidco) Limited

 Exhibit T3B-37    Bylaws of: Global Crossing Billing, Inc.

 Exhibit T3B-38    Bylaws of: Global Crossing Communications International
                   Limited

 Exhibit T3B-39    Bylaws of: Global Crossing Conferencing Limited

 Exhibit T3B-40    Bylaws of: Global Crossing Conferencing-Canada, Ltd.

 Exhibit T3B-41    Bylaws of: Global Crossing Cyprus Holdings Limited

 Exhibit T3B-42    Bylaws of: Global Crossing Danmark ApS

 Exhibit T3B-43    Bylaws of: Global Crossing Deutschland GmbH

 Exhibit T3B-44    Bylaws of: Global Crossing Development Co.

 Exhibit T3B-45    Bylaws of: Global Crossing Employee Services, Inc.

 Exhibit T3B-46    Bylaws of: Global Crossing Europe Limited

 Exhibit T3B-47    Bylaws of: Global Crossing France SAS

 Exhibit T3B-48    Bylaws of: Global Crossing Globalcenter Holdings, Inc.

 Exhibit T3B-49    Bylaws of: Global Crossing (Holdco) Limited

 Exhibit T3B-50    Bylaws of: Global Crossing Holdings Limited

 Exhibit T3B-51    Bylaws of: Global Crossing Holdings II Ltd.

 Exhibit T3B-52    Bylaws of: Global Crossing Holdings USA, LLC

 Exhibit T3B-53    Bylaws of: Global Crossing Intermediate UK Holdings Limited

 Exhibit T3B-54    Bylaws of: Global Crossing International, Ltd

 Exhibit T3B-55    Bylaws of: Global Crossing Internet Dial-Up, Inc.

 Exhibit T3B-56    Bylaws of: Global Crossing Ireland Limited

 Exhibit T3B-57    Bylaws of: Global Crossing Italia S.R.L.

 Exhibit T3B-58    Bylaws of: Global Crossing Ixnet Emea Holdings Limited

 Exhibit T3B-59    Bylaws of: Global Crossing Latin America & Caribbean Co.

 Exhibit T3B-60    Bylaws of: Global Crossing Limited

 Exhibit T3B-61    Bylaws of: Global Crossing Local Services, Inc.

 Exhibit T3B-62    Bylaws of: Global Crossing Mexicana S.De R.L. De C.V.

 Exhibit T3B-63    Bylaws of: Global Crossing Nederland B.V

 Exhibit T3B-64    Bylaws of: Global Crossing Network Center Ltd.

 Exhibit T3B-65    Bylaws of: Global Crossing Network Center (UK) Ltd.

 Exhibit T3B-66    Bylaws of: Global Crossing Norge AS

 Exhibit T3B-67    Bylaws of: Global Crossing North America, Inc.

 Exhibit T3B-68    Bylaws of: Global Crossing North American Holdings, Inc

  Exhibit T3B-69    Bylaws of: Global Crossing North American Networks, Inc.

  Exhibit T3B-70    Bylaws of: Global Crossing Panama Inc.

  Exhibit T3B-71    Bylaws of: Global Crossing Portfolio Holdings Ltd.

  Exhibit T3B-72    Bylaws of: Global Crossing Services Europe Limited

  Exhibit T3B-73    Bylaws of: Global Crossing Services Ireland Limited

  Exhibit T3B-74    Bylaws of: Global Crossing Sverige AB

  Exhibit T3B-75    Bylaws of: Global Crossing Switzerland GmbH

  Exhibit T3B-76    Bylaws of: Global Crossing Telecommunications, Inc.

  Exhibit T3B-77    Bylaws of: Global Crossing Telecommunications-Canada, Ltd.

  Exhibit T3B-78    Bylaws of: Global Crossing Telemanagement, Inc.

  Exhibit T3B-79    Bylaws of: Global Crossing (UK) Internet Services Limited

  Exhibit T3B-80    Bylaws of: Global Crossing (UK) Telecommunications Limited

  Exhibit T3B-81    Bylaws of: Global Crossing (UK) Telecommunications
                    Networks Limited

  Exhibit T3B-82    Bylaws of: Global Crossing USA Inc.

  Exhibit T3B-83    Bylaws of: Global Crossing Venezuela B.V.

  Exhibit T3B-84    Bylaws of: Global Crossing Worldwide Customer Help Desk
                    Canada Ltd.

  Exhibit T3B-85    Bylaws of: Global Marine Cable Systems Pte Limited

  Exhibit T3B-86    Bylaws of: Global Marine Holdings Bermuda Ltd.

  Exhibit T3B-87    Bylaws of: Global Marine Systems (Bermuda) Limited

  Exhibit T3B-88    Bylaws of: Global Marine Systems (Depots) Limited

  Exhibit T3B-89    Bylaws of: Global Marine Systems (Investments) Limited

  Exhibit T3B-90    Bylaws of: Global Marine Systems (Japan) Ltd.

  Exhibit T3B-91    Bylaws of: Global Marine Systems Limited

  Exhibit T3B-92    Bylaws of: GT Landing Corp.

  Exhibit T3B-93    Bylaws of: GT Landing II Corp

  Exhibit T3B-94    Bylaws of: GT Netherlands B.V

  Exhibit T3B-95    Bylaws of: GT U.K. Ltd.

  Exhibit T3B-96    Bylaws of: International Exchange Networks SAS

  Exhibit T3B-97    Bylaws of: International Optical Network Ltd.

  Exhibit T3B-98    Bylaws of: International Optical Network, L.L.C.

  Exhibit T3B-99    Bylaws of: Ixnet, Inc.

  Exhibit T3B-100   Bylaws of: Ixnet UK Limited

  Exhibit T3B-101   Bylaws of: MAC Landing Corp.

  Exhibit T3B-102   Bylaws of: Mid-Atlantic Crossing Holdings Ltd

  Exhibit T3B-103   Bylaws of: Mid-Atlantic Crossing Holdings UK Ltd

  Exhibit T3B-104   Bylaws of: Mid-Atlantic Crossing Ltd.

  Exhibit T3B-105   Bylaws of: PAC Landing Corp.

  Exhibit T3B-106   Bylaws of: PAC Panama Ltd.

  Exhibit T3B-107   Bylaws of: Pan American Crossing Holdings Ltd.

  Exhibit T3B-108   Bylaws of: Pan American Crossing Ltd.

  Exhibit T3B-109   Bylaws of: Pan American Crossing UK Ltd.

  Exhibit T3B-110   Bylaws of: Racal Telecommunications Inc.

  Exhibit T3B-111   Bylaws of: SAC Brasil Holding Ltda.

  Exhibit T3B-112   Bylaws of: SAC Brasil Ltda.

  Exhibit T3B-113   Bylaws of: SAC Chile S.A.

  Exhibit T3B-114   Bylaws of: SAC Colombia Limitada

  Exhibit T3B-115   Bylaws of: SAC Panama S.A.

  Exhibit T3B-116   Bylaws of: SAC Peru S.R.L.

  Exhibit T3B-117   Bylaws of: South American Crossing Holdings Ltd.

  Exhibit T3B-118   Bylaws of: South American Crossing Ltd.

  Exhibit T3B-119   Bylaws of: Subserv Limited

  Exhibit T3B-120   Bylaws of: Subserv Pro Limited

  Exhibit T3B-121   Bylaws of: Subsidiary Telco, LLC

  Exhibit T3B-122   Bylaws of: US Crossing, Inc.

  Exhibit T3B-123   Bylaws of: Vibro Einspueltechnik Dueker Und Wasserbau GmbH

  Exhibit T3C       Indenture among the Applicant, the Guarantors and
                    the Trustee.

  Exhibit T3D    Not Applicable.

  Exhibit T3E-1  Debtors' Disclosure Statement and
                 accompanying Joint Plan of Reorganization of Debtors under Chapter 11 of the Bankruptcy Code. Incorporated by reference to Exhibit
                 2.1 to a Current Report on Form 8-K filed by Global Crossing Ltd. on October 28, 2002.

  Exhibit T3E-2  Supplement, dated November 15, 2002,
                 to the Joint Plan of Reorganization of
                 Debtors under Chapter 11 of the Bankruptcy
                 Code.

  Exhibit T3F    Cross reference sheet showing the
                 location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust
                 Indenture Act of 1939 (included as part of Exhibit T3C).

  Exhibit T3G-1  List of Guarantors.

  Exhibit T3G-2  Organizational chart of Applicant and its affiliates.

  Exhibit T3G-3  Directors and Executive Officers of Foreign Guarantors.

  Exhibit T3G-4  Information concerning the voting securities of the Guarantors.

  Exhibit T3G-5  Information concerning the capitalization of the Guarantors.

  Exhibit T3G-6  Statement of eligibility and qualification
                 of the Trustee on Form T-1.